Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX Bermuda

                                September 17, 2010
BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Attention: Ms. Chanda DeLong

Re:	Excel Maritime Carriers Ltd.
Registration Statement on Form F-3 (No. 333-168568)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the "Commission") on August 5, 2010, as amended on September 1, 2010, be accelerated so that it will be made effective at 4:30 p.m. Eastern Daylight Time on September 21, 2010, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, EXCEL MARITIME CARRIERS LTD. By: /s/Pavlos Kanellopoulos Name: Pavlos Kanellopoulos Title: Chief Financial Officer

SK 02545 0011 1131864